Andrews Kurth LLP
                             600 Travis, Suite 4200
                              Houston, Texas 77002

                                October 19, 2005


VIA EDGAR TRANSMISSION

Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.20549-0303

Re:      Motient Corporation
         Schedule TO filed September 27, 2005
         Schedule TO-I/A filed October 4, 2005
         Schedule TO-I/A filed October 11, 2005
         SEC File No. 5-42503
         --------------------

Dear Ms. Adams:

We are in receipt of your letter dated October 18, 2005 expressing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above referenced filing (the "Schedule TO") of Motient Corporation (the "Company"), as filed September 27, 2005, and amended October 4, 2005 and October 11, 2005. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the Staff's October 18, 2005 letter. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response. Amendment No. 3 ("Amendment No. 3") to the Schedule TO, which is being transmitted concurrently herewith, reflects revisions incorporating the Company's responses to the Staff's comments.

Offer to Exchange
-----------------

     1. Please revise the summary term sheet to clarify that you cannot terminate the offer for any reason other than what is expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

In response to the Staff's comment, the Company has revised its disclosure on page 1 of the Company Notice previously filed as an exhibit to the Schedule TO.

Abby Adams
October 19, 2005
Page 2


     2. Please tell us whether you are aware of what treatment the Series A and Series B preferred will be given in the proposed transaction with SkyTerra and TMI, or how those shares will be valued in the transaction. If so, it appears you should disclose this information in the summary and elsewhere in the document as appropriate. See Item 1006(c) of Regulation M-A.

In response to the Staff's comment, the Company has revised its disclosure on page 8 of the Company Notice to clarify that the Series A Preferred and Series B Preferred will remain outstanding in the event that the proposed transactions, as presently contemplated, are consummated. Since the Series A Preferred and Series B Preferred will remain outstanding with no change to their terms as a result of the proposed transactions, there was no need for the shares of preferred stock to be valued in the proposed transactions; the proposed transactions are merely acquisitions by the Company with the consideration for the acquisitions being shares of the Company's common stock.

Available Information
---------------------

     3. We reissue comment 16. We note that you have relocated the disclosure regarding the minimum condition to the introductory paragraph, however, the disclosure remains unclear. As currently written, it appears that the company may terminate the offer if "holders of not less than a majority," i.e. at least a majority, of Series A Preferred shares shall have tendered, etc. Please clarify.

In response to the Staff's comment, the Company has revised its disclosure on pages 1, 6 and 21 of the Company Notice

The Company believes that its responses to the Staff's comments are clarifying changes to the information it has provided to the holders of its Series A Preferred and that it does not materially change that information. Therefore, the Company does not intend to disseminate the revised materials. However, the Company does intend to disseminate the new Exhibit (a)(1)(F) filed with Amendment No. 3 to the holders of Series A Preferred to update those holders regarding the status of certain matters related to the Exchange Offer.

Please refer any further questions or comments to the undersigned at (713) 220-4323, or in my absence, to Ted Gilman at (512) 320-9266.

                                                     Very truly yours,

                                                     /s/ W. Mark Young

                                                     W. Mark Young